EXHIBIT 16.1

Briscoe, Burke & Grigsby LLP

CERTIFIED PUBLIC ACCOUNTANTS

September 19, 2006

Mr. Jeff Wilson

Imperial Petroleum, Inc.

329 Main Street, Suite 801

Evansville, IN 47708

Dear Mr. Wilson:

Due to the difficulty and expense in obtaining acceptable liability insurance, we are resigning as auditors of Imperial Petroleum, Inc.

Therefore, this letter confirms that the client-auditor relationship between Imperial Petroleum, Inc. (Commission File Number 0-9923) and Briscoe, Burke & Grigsby LLP has ceased.

Sincerely,

BRISCOE, BURKE & GRIGSBY LLP

/s/ Warren L. Grigsby, CPA	/s/ Michael K. Burke, CPA
Warren L. Grigsby, CPA	Michael K. Burke, CPA
Audit Partner	Managing Partner

cc:	Office of the Chief Accountant Mail Stop 9-5 100 F Street NE Washington, DC 20549

Members American Institute of Certified Public Accountants

4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337